United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 333-159793

Telesat Canada

(Exact name of registrant as specified in its charter)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Credit Agreement and Senior Credit Facilities

On March 28, 2012 (the “Closing Date”), Telesat Canada (the “Company”), a wholly owned subsidiary of Telesat Holdings Inc. (“Holdings”), and its wholly owned subsidiary, Telesat LLC, entered into a credit agreement (the “Credit Agreement”) among the Company and Telesat LLC, as borrowers, JP Morgan Chase Bank, N.A. (“JP Morgan”), as administrative agent and collateral agent, Canadian Imperial Bank of Commerce (“CIBC”) and JP Morgan Securities LLC (“JP Morgan Securities”), as joint lead arrangers and joint bookrunners for the revolving credit facility and the Term Loan A facility, CIBC, as syndication agent for the revolving credit facility and the Term Loan A facility, Credit Suisse Securities (USA) LLC (“CS Securities”), Morgan Stanley Senior Funding, Inc. (“MS”), UBS Securities LLC (“UBSS”) and ING Bank of Canada (“ING”), as co-managers and co-documentation agents for the revolving credit facility and the Term Loan A facility, JP Morgan Securities, CS Securities, MS and UBSS, as joint lead arrangers and joint bookrunners for the Term Loan B facility, ING and CIBC, as co-managers and co-documentation agents for the Term Loan B facility and MS, CS Securities, and UBSS, as co-syndication agents on the Term Loan B facility.

The Credit Agreement provides for the extension of credit in the principal amount of up to US$2,550 million, among the following facilities (together, the “Senior Credit Facilities”):

•	the revolving credit facility, in the amount of up to C$/US$140 million, available in either Canadian or U.S. dollars, maturing on March 28, 2017;

•	the Term Loan A facility denominated in Canadian dollars, in the amount of C$500 million, maturing on March 28, 2017;

•	the Term Loan B facility denominated in Canadian dollars, in the amount of C$175 million, maturing on March 28, 2019; and

•	the Term Loan B facility denominated in U.S. dollars, in the amount of US$1,725 million, maturing on March 28, 2019.

The maturity date for each of the Senior Credit Facilities will be accelerated if the Company’s existing 11.0% Senior Notes due 2015 and 12.5% Senior Subordinated Notes due 2017 or certain refinancings thereof are not repurchased, redeemed, refinanced or defeased before the date that is 91 days prior to the maturity dates of such notes.

Borrowings in U.S. dollars under the Senior Credit Facilities (other than in respect of swingline loans) will bear interest at a rate per annum equal to the “Applicable Margin” (as defined below) plus, at the Company’s option, either (1) an adjusted base rate calculated in a customary manner (the “Base Rate”) or (2) an adjusted eurodollar rate calculated in a customary manner. Swingline loans will bear interest at the Base Rate plus the “Applicable Margin” (as defined below) for base rate loans under the revolving credit facility. Borrowings in Canadian dollars under the Senior Credit Facilities will bear interest at a rate per annum equal to the “Applicable Margin” (as defined below) plus, at the Company’s option, either (1) a Canadian prime rate calculated in a customary manner or (2) a BA discount rate calculated in a customary manner. The Applicable Margin is a percentage ranging from 2.00% to 3.75% depending on the currency in which the loan is denominated and type of the loan. In addition to paying interest on outstanding principal under the Credit Agreement, the Company will pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate of 0.50%. The Company must also pay customary acceptance fees, agent fees and letter of credit fees.

On the Closing Date, the Company borrowed the full amount of the Term Loan B facility and the Term Loan A facility under the Credit Agreement. The Company may voluntarily prepay the Senior Credit Facilities without premium or penalty, subject to customary “breakage” fees and reemployment costs in the case of eurodollar borrowings or BA rate borrowings.

The Company is required to make quarterly amortization payments on the Term Loan A facility beginning on March 31, 2013 in an amount ranging from 1.25% to 3.75% of the original principal amount of the Term Loan A facility. The Company is required to make quarterly amortization payments on the Term Loan B facility beginning on September 30, 2012 in an amount equal to 0.25% of the original principal amount of the Term Loan B facility.

All obligations under the Credit Agreement are guaranteed by certain of the Company’s existing subsidiaries (the “Guarantors”). The obligations under the Credit Agreement and guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interests in the assets of the Company and the Guarantors.

The Credit Agreement contains covenants that restrict the ability of the Company and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires the Company to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, attached hereto as Exhibit 4.1 and incorporated herein by reference.

Termination of Previous Credit Agreement

In connection with the Credit Agreement described above, the Company terminated and paid all outstanding amounts under its previously existing credit facilities. The previous revolving credit facilities were evidenced by a Credit Agreement, dated as of October 31, 2007, among the Company and Telesat LLC, as borrowers, Morgan Stanley Senior Funding, Inc., as administrative agent, and a syndicate of lenders (the “Previous Credit Agreement”). The Previous Credit Agreement was terminated simultaneously with entry into the Credit Agreement described above.

Redemption of the Senior Preferred Share of Holdings and Issuance of a Note

In connection with the closing of the Credit Agreement, Holdings has redeemed all of its outstanding senior preferred shares, previously held by an affiliate of the Public Sector Pension Investment Board (“PSP Investments”), for approximately C$145.5 million in cash, equal to the principal and accrued dividends on the Holdings senior preferred shares.

Following the redemption of the Holdings senior preferred shares, an affiliate of the PSP Investments provided a loan in the amount of approximately C$145.5 million to the Company, which loan is evidenced by a subordinated promissory note (the “Note”). The Note requires payment of at least 50% of the principal amount of the Note on March 31, 2014, with the balance, if any, to be repaid no later than March 31, 2016. The Company will pay interest on the Note in the amount of 9.75% for the first two years and adjusting thereafter to reflect the then-current market rate (but no less than 11% per annum).

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Note, attached hereto as Exhibit 4.2 and incorporated herein by reference.

Distributions to the Shareholders of Holdings and Special Bonus Payments

Also in connection with the closing of the Credit Agreement, the Board of Directors of Holdings announced that it has declared a special cash distribution to the Company’s shareholders, as a reduction in the stated capital of Holdings in the amount of approximately C$656.5 million, of which approximately C$586.2 million was paid on March 28, 2012, with the remaining approximately C$70.3 million expected to be paid during the third quarter of 2012. As noted above, the Company funded the shareholder distributions paid on March 28, 2012, and will fund the future distributions, with cash on hand and the proceeds from the Senior Credit Facilities. The board of directors of the Company has also authorized, and the Company expects to use cash on hand to fund, approximately C$48.6 million in special bonus payments to officers and certain employees of the Company, with a portion of such special bonus payments to be paid on or about April 15, 2012 and the remainder to be paid in the future, subject to the applicable officers’ and employees’ continued employment with the Company on the payment date and other conditions.

Forward-Looking Statements Safe Harbor

This report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, the words “will”, “expected”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this report reflects the Company’s beliefs, assumptions, intentions, plans and expectations as of the date of this report. Except as required by law, the Company disclaims any obligation or undertaking to update or revise the information herein.

Exhibits

Exhibit No.	Description
4.1	Credit Agreement, dated as of March 28, 2012, by and among Telesat Holdings Inc., Telesat Canada, Telesat LLC, the guarantors party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.

4.2	Subordinated Promissory Note, dated March 28, 2012, issued by Telesat Canada in favor of Red Isle Private Investments Inc., an affiliate of the Public Sector Pension Investment Board.

99.1	Press release of Telesat Canada, dated as of March 28, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA
(Registrant)

March 29, 2012	By:	/s/ Christopher S. DiFrancesco
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary